B. Riley Securities, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

February 1, 2022

VIA EDGAR TRANSMISSION

Kyle Wiley

Staff Attorney

Joshua Shainess

Legal Branch Chief

Office of Technology

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	theMaven, Inc.
Registration Statement on Form S-1
File No. 333-262111

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters of the proposed public offering of common stock of theMaven, Inc., a Delaware corporation (the “Company”), hereby joins the Company’s request for acceleration of the Registration Statement on Form S-1, as amended by Pre-Effective Amendment No. 1 (File No. 333-262111) to be declared effective under the Securities Act at 4:00 P.M., Eastern Time, on Thursday, February 3, 2022, or as soon thereafter as practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that between January 31, 2022 and the date hereof, we have distributed approximately 487 copies of the Preliminary Prospectus, dated January 31, 2022 to prospective dealers, institutional investors, retail investors and others.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

B. RILEY SECURITIES, INC.,

as Representative of the Underwriters

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	Head of Capital Markets